Filed pursuant to Rule 424(b)(3)
File No. 333-223480

Grant Park Fund August 2018 Update
September 25, 2018

			Supplement dated September 25, 2018 to Prospectus dated July 13, 2018
Class	August ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.01%	-5.86%	$5.00M	$988.899
B	-0.04%	-6.27%	$57.85M	$803.650
Legacy 1	0.21%	-4.38%	$1.06M	$805.136
Legacy 2	0.19%	-4.54%	$0.38M	$785.029
Global 1	0.25%	-3.67%	$22.07M	$804.741
Global 2	0.23%	-3.85%	$0.90M	$786.628
Global 3	0.10%	-4.97%	$0.90M	$667.612
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
Sector Commentary
Currencies:  The U.S. dollar strengthened as the Turkish lira crisis caused investors to seek safe-haven currencies.  The euro weakened as European banks were thought to have the greatest exposure to emerging market currencies.  Uncertainty about a Brexit deal pressured the British pound.  The New Zealand dollar weakened after the Reserve Bank of New Zealand left rates unchanged.

Energy:  Crude oil prices moved higher due to several factors: reduced domestic inventories, the U.S. sanctions on Iran and supply disruptions in Libya and Venezuela.  Natural gas prices rose as inventories reached an eight-year low.

Equities: U.S. equity indices rose due to gains in the technology sector, strong second-quarter earnings and news of a potential NAFTA overhaul.  European equity markets declined on concerns over potential contagion from Turkey’s currency crisis.

Fixed Income:  Global fixed income markets moved higher as continued trade concerns and volatility in the currency markets increased demand for safe-haven assets.

Grains/Foods:  Corn, wheat and soybean markets moved lower on weak export demand and on a positive supply outlook due to favorable weather conditions.  Prices across coffee markets declined over 10% on increased inventories, a weak Brazilian currency and on concerns over global economic health.  Cotton prices declined after reports indicated harvests were stronger than expected.

Metals:  Precious metals prices declined on a strong U.S. dollar.  Copper prices declined on continued concerns of trade tariffs and on economic slowdown in China.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended August 31, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$276,540	-$1,235,578
Change In Unrealized Income (Loss)	229,191	102,627
Brokerage Commission	-33,354	-296,493
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-74,683	-672,473
Change in Accrued Commission	130	6,442
Net Trading Income (Loss)	397,824	-2,095,475

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$57,902	$473,258
Interest, Other	20,555	148,756
Income from Securities	17,771	-989,492
Dividend Income	0	0
Total Income (Loss)	494,052	-2,462,953

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	62,683	67,304
Operating Expenses	19,045	167,978
Organization and Offering Expenses	21,856	193,010
Brokerage Expenses	349,305	3,033,334
Dividend Expenses	0	0
Total Expenses	452,889	3,461,626

Net Income (Loss)	$41,163	-$5,924,579

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$90,866,550	$113,483,622
Additions	0	166
Net Income (Loss)	41,163	-5,924,579
Redemptions	-2,751,498	-19,402,994
Balance at August 31, 2018	$88,156,215	$88,156,215

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$988.899	5,058.34551	$5,002,192	0.01%	-5.86%
B	$803.650	71,978.42144	$57,845,457	-0.04%	-6.27%
Legacy 1	$805.136	1,317.53489	$1,060,795	0.21%	-4.38%
Legacy 2	$785.029	482.22166	$378,558	0.19%	-4.54%
Global 1	$804.741	27,424.96252	$22,069,997	0.25%	-3.67%
Global 2	$786.628	1,142.90187	$899,039	0.23%	-3.85%
Global 3	$667.612	1,348.35465	$900,178	0.10%	-4.97%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership